Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX ” or the “Company”)

PUBLICATION OF ANNUAL REPORT AND POSTING OF NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that the annual report for MiX Telematics and the audited annual financial statements for the year ended March 31, 2015 are available with immediate effect on the Company’s website, www.mixtelematics.com.

The group financial results for the quarter and the year ended March 31, 2015, together with the notice of annual general meeting will be dispatched to shareholders on, June 19, 2015.

The Company’s annual general meeting will be held at 11:30 on Wednesday, September 16, 2015 at Matrix Corner, Howick Close, Waterfall Park, Midrand.

The last day to trade in order to be eligible to participate in and vote at the annual general meeting is Friday, September 4, 2015 and the record date for voting purposes is Friday, September 11, 2015.

15 June 2015

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